Petron Energy II, Inc.
17950 Preston Road, Suite 960
Dallas, Texas 75252

October 17, 2012

Ms. Alexandra Ledbetter
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:         Petron Energy II, Inc.
Amendment No. 2 to Form 8-K
Filed August 24, 2012
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
Filed August 24, 2012
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed August 24, 2012
Response dated August 24, 2012
File No. 333-160517

Dear Ms. Ledbetter:

Petron Energy II, a Nevada corporation (the “Company”), has received and reviewed your letter of September 28, 2012, pertaining to the Company’s Form 8-K/A (the “Filing”) filed August 24, 2012, the Company’s Form 10-K/A filed August 24, 2012, and the Company’s Form 10-Q/A filed August 24, 2012 with the Securities & Exchange Commission (the “Commission”).

Pursuant to our earlier telephonic discussion, we hope to submit our written reply to the Commission no later than October 26, 2012, as the Company is still in the process of preparing financial statements and amending our filings.  We apologize for the delay in responding to the comment letter.

In connection with the comments in your letter, we acknowledge that:

·	• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
·
Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

Petron Energy II, Inc.

/s/ Floyd L. Smith
Floyd L. Smith
Chief Executive Officer